UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Website Pros, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

94769V105 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 94769V105	13G

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Norwest Venture Partners VII-A, LP Tax Identification No. 20-0587180
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 1,099,657
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 1,099,657
(8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,099,657
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12)	TYPE OF REPORTING PERSON PN

CUSIP NO. 94769V105	13G

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Itasca VC Partners VII-A, LLC Tax Identification No. 20-0587113
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 1,099,657
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 1,099,657
(8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,099,657
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12)	TYPE OF REPORTING PERSON PN

CUSIP NO. 94769V105	13G

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Norwest Venture Partners VII, LP Tax Identification No. 41-1929018
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 830,165
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 830,165
(8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 830,165
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12)	TYPE OF REPORTING PERSON PN

CUSIP NO. 94769V105	13G

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Itasca VC Partners VII, LLP Tax Identification No. 41-1929020
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 830,165
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 830,165
(8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 830,165
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5%
12)	TYPE OF REPORTING PERSON PN

CUSIP NO. 94769V105	13G

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) George J. Still, Jr.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 2,466,001
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 2,466,001
(8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,466,001
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.9%
12)	TYPE OF REPORTING PERSON IN

CUSIP NO. 94769V105	13G

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Promod Haque
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 2,466,001
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 2,466,001
(8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,466,001
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.9%
12)	TYPE OF REPORTING PERSON IN

CUSIP NO. 94769V105	13G

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John P. Whaley
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 830,165
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 830,165
(8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 830,165
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12)	TYPE OF REPORTING PERSON IN

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Item 1	(a)	Name of Issuer: Website Pros, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices: 12735 Gran Bay Parkway West Building 200 Jacksonville, FL 32258

Item 2	(a)

Name of Person Filing:

1. Norwest Venture Partners VII-A, LP

2. Itasca VC Partners VII-A, LLC

3. Norwest Venture Partners VII, LP

4. Itasca VC Partners VII, LLP

5. George J. Still, Jr.

6. John P. Whaley

7. Promod Haque

Item 2	(b)

Address of Principal Business Office or, if None, Residence:

1.      Norwest Venture Partners VII-A, LP

         3600 IDS Center

         80 South Eighth Street

         Minneapolis, MN 55402

2.      Itasca VC Partners VII-A, LLC

         3600 IDS Center

         80 South Eighth Street

         Minneapolis, MN 55402

3.      Norwest Venture Partners VII, LP

         3600 IDS Center

         80 South Eighth Street

         Minneapolis, MN 55402

4.      Itasca VC Partners VII, LLP

         3600 IDS Center

         80 South Eighth Street

         Minneapolis, MN 55402

5.      George J. Still, Jr.

         c/o Norwest Venture Partners

         525 University Avenue, Suite 800

         Palo Alto, CA 94301

6.      John P. Whaley

         3600 IDS Center

         80 South Eighth Street

         Minneapolis, MN 55402

7.      Promod Haque

         c/o Norwest Venture Partners

         525 University Avenue, Suite 800

         Palo Alto, CA 94301

This statement is filed by Norwest Venture Partners VII-A, LP on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Venture Partners VII-A, LP is a Minnesota limited partnership, whose general partner is Itasca VC Partners VII-A, LLC. George J. Still, Jr. and Promod Haque are the managing directors of Itasca VC Partners VII-A, LLC.

Item 2	(c)

Citizenship:

1.      Norwest Venture Partners VII-A, LP: Minnesota

2.      Itasca VC Partners VII-A, LLC: Delaware

3.      Norwest Venture Partners VII, LP: Minnesota

4.      Itasca VC Partners VII- LLP: Delaware

5.      George J. Still: United States of America

6.      John P. Whaley: United States of America

7.      Promod Haque: United States of America

Item 2	(d)	Title of Class of Securities: Common Stock

Item 2	(e)	CUSIP Number: 94769V105

Item 3		Not Applicable

Item 4		Ownership:

(1) Norwest Venture Partners VII-A, LP (“NVP VII-A”): At December 31, 2005, NVP VII-A owned of record 1,099,657 shares of Issuer’s common stock (“Common Stock”). This amount represents 6.7% of the total shares of Common Stock outstanding at that date.

(2) Itasca VC Partners VII-A, LLC (“Itasca VC VII-A”): At December 31, 2005, Itasca VC VII-A may be deemed to have beneficially owned, by virtue of its affiliation with NVP VII-A, 1,099,657 shares of Common Stock. This amount represents 6.7% of the total shares of Issuer’s Common Stock outstanding at that date.

(3) Norwest Venture Partners VII, LP (“NVP VII”): At December 31, 2005, NVP VII owned of record 830,165 shares of Issuer’s common stock (“Common Stock”). This amount represents 5% of the total shares of Common Stock outstanding at that date.

(4) Itasca VC Partners VII, LLP (“Itasca VC VII”): At December 31, 2005, Itasca VC VII may be deemed to have beneficially owned, by virtue of its affiliation with NVP VII, 830,165 shares of Common Stock. This amount represents 5% of the total shares of Issuer’s Common Stock outstanding at that date.

(5) George J. Still, Jr.: At December 31, 2005, George J. Still, Jr. may be deemed to have beneficially owned 2,466,001 shares of Common Stock consisting of the following: (1) 1,099,657 shares of Common Stock by virtue of his status as a managing director of Itasca VC VII-A, the general partner of NVP VII-A, the record owner of such shares; (2) 521,802 shares of Common Stock by virtue of his status as a managing director of Genesis VC Partners IX, LLC (“Genesis VC IX”), the general partner of Norwest Venture Partners IX, LP (“NVP IX”), the record owner of such shares; (3) 830,165 shares of Common Stock by virtue of his status as a managing partner of Itasca VC VII, the general partner of NVP VII, the record owner of such shares; and (4) 14,377 shares of Common Stock by virtue of his status as a managing director of Genesis VC IX, the general partner of NVP Entrepreneurs Fund IX, LP (“NVP Fund IX”), the record owner of such shares. This amount represents 14.9% of the total shares of Issuer’s Common Stock outstanding at that date.

(6) Promod Haque: At December 31, 2005, Promod Haque may be deemed to have beneficially owned 2,466,001 shares of Common Stock consisting of the following: (1) 830,165 shares of Common Stock by virtue of his status as a managing partner of Itasca VC VII, the general partner of NVP VII, the record owner of such shares; (2) 1,099,657 shares of Common Stock by virtue of his status as the managing director of Itasca VC VII-A, the general partner of NVP VII-A, the record owner of such shares; (3) 521,802 shares of Common Stock by virtue of his status as the managing director of Genesis VC IX, the general partner of NVP IX, the record owner of such shares; and (4) 14,377 shares of Common Stock by virtue of his status as a managing director of Genesis VC IX, the general partner of NVP Fund IX, the record owner of such shares. This amount represents 14.9% of the total shares of Common Stock outstanding at that date.

(7) John P. Whaley: At December 31, 2005, John P. Whaley may be deemed to have beneficially owned 830,165 shares of Common Stock by virtue of his status as a managing administrative partner of Itasca VC VII, the general partner of NVP VII, the record owner of such shares. This amount represents 5.0% of the total shares of common stock outstanding at that date.

Item 5

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following  ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable

Item 8	Identification and Classification of Members of the Group: Not Applicable

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10	Certification: Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 15, 2006

NORWEST VENTURE PARTNERS VII-A, LP

By	ITASCA VC PARTNERS VII-A, LLC, as general partner

By:	/s/ Kurt L. Betcher
Kurt L. Betcher, Chief Financial Officer

AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Norwest Venture Partners VII-A, LP on its own behalf and on behalf of (a) Itasca VC Partners VII-A, LLC, a Delaware limited liability company, (b) Norwest Venture Partners VII, LP, a Minnesota limited partnership, (c) Itasca VC Partners VII, LLP, a Delaware limited liability partnership, (d) George J. Still, Jr., (e) John P. Whaley and (f) Promod Haque.

Dated: February 15, 2006

NORWEST VENTURE PARTNERS VII-A, LP

By	ITASCA VC PARTNERS VII-A, LLC

/s/ Kurt L. Betcher
Kurt L. Betcher, Chief Financial Officer

ITASCA VC PARTNERS VII-A, LLC

/s/ Kurt L. Betcher
Kurt L. Betcher, Chief Financial Officer

NORWEST VENTURE PARTNERS VII, LP

By	ITASCA VC PARTNERS VII, LLC

/s/ Kurt L. Betcher
Kurt L. Betcher, Chief Financial Officer

ITASCA VC PARTNERS VII, LLP

/s/ Kurt L. Betcher
Kurt L. Betcher, Chief Financial Officer

/s/ Mary E. Schaffner
Mary E. Schaffner , as Attorney-in-fact for George J. Still, Jr.

/s/ Mary E. Schaffner
Mary E. Schaffner , as Attorney-in-fact for John P. Whaley

/s/ Mary E. Schaffner
Mary E. Schaffner , as Attorney-in-fact for Promod Haque